July 7, 2008

Larry Spirgel, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 2, 2008/Amended June 9, 2008

File No. 0-30178

Dear Mr. Spirgel:

Thank you for your comment letter dated June 17, 2008.  The following are View Systems, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 2”) at the same time that this letter is being filed.

Our response below reflects the changes made in Amendment No. 2 to comply with Staff’s comment letter.

Information Statement, page 2

1.             We note your statement that one of the purposes of your recapitalization is to allow for the issuance of equity.  Please provide more details regarding this potential issuance, including the number of  shares you anticipate issuing and the amount of money you anticipate raising.

Response:

We have revised the Information Statement to reflect that we anticipate issuing approximately 20,000,000 shares of common stock to raise up to $2,000,000 of which $1,000,000 will be applied to reduce current debt obligations and the balance applied to working capital. We anticipate that we will offer our common stock in a transaction exempt from registration pursuant to Rule 506 of Regulation D.

Introduction, page 3

2             ..Please disclose the identity of the shareholders who exercised written consent, along with the percentage of shares held by each of these shareholders, which represented a majority of the voting power required to take action without a stockholder meeting.  We note your statement that

               “the Board of Directors…approved [the] reverse split…”  However, we also note in your Beneficial

               Owner Table that all directors and officers account for only 5.75% of the outstanding shares of common stock, pre-split.

Response:

The Preferred A shareholders, which comprise a majority of the Board, and a voting majority of all shareholders, voted on May 23, 2008 to approve the reverse-split and name change referenced in the Information Statement and voted to reduce the relative voting rights and conversion ratio of the Preferred A shares from 15:1 to 7:1.

In our Form 8-K, filed on June 15, 2005, we disclosed that each share of Series A Preferred is entitled to fifteen votes and shall be entitled to vote on any matters brought to a vote of the common stock shareholders.  We see that we did not reference in the Preliminary Schedule 14C, as amended, the fact that the sole Preferred A shareholder, Mr. Than, had an effective common stock voting ability of 107,575,875 shares, well beyond the total amount of 98,398,422 shares of common stock issued and outstanding.  Accordingly, until May 11, 2008, Mr. Gunther Than alone controlled the voting on all shareholder issues.

On May 12, 2008, the Board and Mr. Than voted to appoint two new directors, and, on May 23, 2008, Mr. Than cancelled slightly less than half of his Preferred A shares, and the Company then re-issued a portion of those shares to several directors based upon their relative capital contributions to the Company during 2008.  We have revised the post-split Beneficial Owner Table to reflect the beneficial ownership of the Preferred A shareholders.

3.

We note the purpose of your proposed reverse stock split is to “move forward with needed financings, debt conversion and to further develop [your] business operations.”  Please revise your document to provide more details regarding these purposes for the reverse stock split. For example, explain how the stock split will help you obtain the financing you need, including the amount you anticipate receiving for financing and the purpose of the additional financing. Also, explain how the reverse stock split will facilitate your debt conversion, as well as how it will help you further develop your business.

Response:

Our alternative to a reverse stock split was to increase the authorized common stock.  We believe that a reverse stock split is preferable because it will immediately increase the price of our common stock by a factor of 80 – or to approximately $1.00 per share -- while freeing up over 28 million shares of common stock, after giving effect to shares reserved for conversion of Preferred A shares and the reverse-split of the common shares.  We intend to retire approximately $1,000,000 in debt with the proceeds of an equity offering or private placement, and we believe that a stock price in the dollar range would be more attractive to a greater segment of prospective investors, including potential institutional investors.

At the same time, the Company is at a crossroads.  Some prospective investors have inquired about our availability for use as a public shell company.  If we reverse-split our common stock and issue additional stock to retire our debt, we believe that we will be better positioned as a takeover candidate for such purpose.  This may be the path we take, for example, if we fail to raise funds sufficient both to retire debt and to provide for working capital.

Our response to Comment 5 below also partly addresses the Staff’s Comment.

Change of Name, page 3

4.

We note from your May 15, 2008 press release that the Company is actively seeking an acquisition candidate and has been approached by a potential acquirer.  The name change seems to imply a change in the Company’s business. Please expand this section to include the reasons behind your name change.

Response:

We have amended the Information Statement to state that the name change reflects that we have been presented with non-homeland security industry business opportunities.  For example, we recently received a proposal to diversify our business into oil and gas exploration.  Two of our significant shareholders are also oil and gas investors.  The name change to “Tetrix” reflects that we have four (as in the Greek root “tetra”) possible business options: (1) remain in the homeland security business; (2) become a publicly traded shell company; (3) expand into the oil and gas industry; or (4) expand into another opportunity as one is presented and feasible.  We have not previously disclosed plans to enter the oil and gas industry or any other industry because no firm plan has been presented, and other potential uses for our company present themselves from time to time.  Therefore, the reasoning behind the timing of the name change is simply to begin the positioning of the Company for an endeavor that is broader than the homeland security business in which we are currently engaged.

The Reverse Stock Split, page 3

5.

Please balance your discussion regarding the effects of the reverse stock split with any possible adverse effects of the reclassification, such as any dilutive impact, any depressive effect that the reverse split may have on the market of your common stock, and/or any other potentially negative effects.

Response:

We have amended the Information Statement as follows:

Reasons for and Possible Consequences of  the Reverse Split

Our board of directors believes that our current capital structure is inappropriate for our present and future needs. We have 100,000,000 shares of common stock authorized and 98,398,422 of common stock issued and outstanding.  We also have 10,000,000 shares of Series A Preferred stock authorized, which is convertible into common stock.  We also have approximately $1,000,000 in debt obligations that we would like to convert into equity, if agreeable to those creditors, and we are in need of cash to finance our current operations.  In addition, our current share price is between $0.01 and $0.02 per share.  If we sold all of our unissued common stock for $0.02 per share, we would realize approximately $32,000. Therefore, under our current capitalization structure, we do not have enough authorized common shares to achieve any of our goals.  We have survived by minimizing our operations and expenses and from receiving capital infusions from several of our directors.  In the opinion of the Board, we either have to greatly increase our authorized common shares, or we need to reverse split our common stock.

If we authorized additional shares, we feel that we convey the wrong impression that too many cheap shares of our common stock could be issued, thereby decreasing potential stockholder value. For example, if we have fewer shares of our common stock issued as proposed in the reverse split, our stock price could be higher and attract a different type of investor looking for long-term growth and not a quick run-up in the value of low price stock. However, stockholders should note that the effect of the reverse split upon the market price for our common stock cannot be accurately predicted and that an increase in our share price is not a certainty. Furthermore, there can be no assurance that the market price of our common stock immediately after a reverse split will be maintained for any period of time. Moreover, because some investors may view the reverse split negatively, there can be no assurance that the reverse split will not adversely impact the market price of our common stock or, alternatively, that the market price following the reverse split will either exceed or remain in excess of the current market price.

Another reason for the reverse split is to reduce the number of outstanding shares in an effort to increase the market value of the remaining outstanding shares. In approving the reverse split, the board of directors and our majority shareholder considered that the Company's common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. The Board also believes that most investment funds are reluctant to invest in lower priced stocks.  It should also be noted that the liquidity of our common stock might be adversely affected by the reverse split given the reduced number of shares of our common stock that would be outstanding after the reverse split. The Board anticipates, however, that the expected higher market price as a result of the reverse split will reduce, to some extent, the negative effects on the liquidity and marketability of our common stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

However, the effect of the reverse split upon the market price for the Company's common stock cannot be predicted with certainty, and the history of similar stock split combinations for companies in like circumstances is varied. There can be no assurance that the market price per share of the Company's common stock after the reverse split will rise in proportion to the reduction in the number of shares of common stock outstanding resulting from the reverse split. The market price of the Company's common stock may also be based on its performance and other factors, some of which may be unrelated to the number of shares outstanding.  If the market price of the Company's Common Stock declines after the Reverse Split, the percentage decline as an absolute number and as a percentage of the Company's overall capitalization may be greater than would occur in the absence of a Reverse Split.

In addition, it is anticipated that the Company will be issuing additional common shares to creditors in exchange for the retirement of debt obligations and to investors in exchange for cash, which may have negative effect on the price of the common stock to the extent that such shares may be sold in Rule 144 transactions. The issuance of additional common stock after the revere split will be dilutive to existing common stockholders, but the Board is cognizant that the interests of common stockholders would also be diluted in the alternative scenario if we increased the authorized common stock and then issued additional shares to achieve our debt conversion and capital financing goals.

There is no assurance, however, that a higher market price will encourage more broker-dealers or investors to become involved in our common stock. Nevertheless, we believe that a reverse split is preferable to an increase in the authorized common shares because, as a general rule, potential investors who might consider making investments in our company may be unwilling to do so when we have a large number of shares issued and outstanding and our price per share is in the sub-penny range.  A reduction in the total outstanding shares may, without any assurance, make our capitalization structure more attractive.

Anti-Takeover Effects

The reverse stock split, after being effectuated, will have the effect of decreasing the number of authorized and issued common stock while leaving unchanged the number of authorized shares of common stock.  We will continue to have 100 million shares of authorized common stock after the reverse split. However, while the total number of authorized shares will not change, after the Effective Date of the reverse stock split, the number of authorized but unissued shares of common stock effectively will be increased significantly by the reverse split because the 98,398,422 shares outstanding prior to the reverse split, approximately 98.4% of the 100 million authorized shares, will be reduced to approximately 1,229,980 shares, or 1.2% of the 100 million authorized shares.

However, we also have 10,000,000 shares of Series A preferred stock that are convertible into common stock and have voting rights on all shareholder matters on a 7:1 basis. In the aggregate, 70,000,000 shares of Series A preferred stock are convertible into common stock and have voting rights, and, in any event, Mr. Than holds a majority of the Series A preferred stock. Therefore, after the reverse split of common stock is declared effective, a hostile bidder still could not effect a change in control without Mr. Than’s consent.

In the future, if additional authorized common shares are issued, it may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of common stock. At this time, the Board of Directors plans to issue 2,000,000 shares of common stock from the effective increase in the number of our authorized but unissued shares generated by the reverse stock split. If these 2,000,000 common shares are issued, we would have approximately 3.2% of our authorized common stock issued.

Post-Split, page 5

6.

Please explain the additional shares of preferred stock that appear in this table, that were not present I the Pre-Split table, on page 4.  In particular, the table on page 5 indicates that Messrs. Bagnoli, Maassen and Smith possess 750,000, 1,000,000 and 1,475 shares of preferred stock, respectively.  However, on the Pre-Split table the only individual with preferred shares is Mr. Than.

Response:

We believe that Comment Number 6 is addressed by our response to Comment Number 2 and our related amendment of the Information Statement.  We have also filed this information in Form 8-K on July 7, 2008.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gunther Than

Gunther Than

Chief Executive Officer